First Quarter Report

For the quarter ended March 31, 2009

In the first quarter, we announced updated clinical results from three combination REOLYSIN® and chemotherapy trials, all of which reported clinical benefit (complete response + partial response + stable disease) in a majority of the patients treated. This clinical benefit rate continues to surpass our expectations as we move towards the initiation of our first pivotal program for REOLYSIN.

Combination Study Results

Compelling results are emerging from our work with REOLYSIN in combination with paclitaxel and carboplatin for patients with advanced head and neck cancers.  Our investigators recently presented updated interim results of our U.K. Phase I/II trial (REO 011) for patients with this type of cancer at the Fifth International Meeting on Replicating Oncolytic Virus Therapeutics in Banff, Alberta.  Of 12 evaluable patients, five patients had partial responses (PR), and four patients had stable disease (SD) ranging from two to six months, for a response rate (PR + CR) of 42%, and an overall clinical benefit rate (PR + CR + SD) of 75%.  The expected response rate in this patient population is generally in the 3-10% range.  These results provided the rationale for our decision to pursue a Phase III program using this treatment combination in this patient population, and the planning for this program is well underway.

At the same conference in Banff, our investigators provided updated information on our U.K. combination REOLYSIN and docetaxel clinical trial (REO 010) for patients with a variety of advanced cancers.  Fifteen of the 17 evaluable patients experienced SD or better, including five patients who experienced minor and partial responses, for a clinical benefit rate of 88% - a very high percentage in this heavily pretreated patient population.

Later in the quarter, we completed patient enrolment in our U.K. REOLYSIN and gemcitabine clinical trial (REO 009) for patients with advanced cancers.  A total of 15 patients were enrolled in the trial.  Of the ten patients evaluable for response, two patients (breast and nasopharyngeal) had PRs and five patients had SD for 4-8 cycles, for a clinical benefit rate of 70%.

Collaborator-Sponsored Clinical Trials

While we begin to focus our activities on our pivotal program, several of our collaborators are beginning to initiate clinical studies of their own.  We announced in the quarter that the Cancer Therapy & Research Center at The University of Texas Health Science Center in San Antonio, (CTRC at UTHSCSA) plans to initiate up to five, open-label Phase II studies exploring the use of intravenous REOLYSIN in combination with chemotherapy for various cancer indications.

Early this year, the University of Leeds started enrolment in an investigator-sponsored trial investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases.  The investigators will assess resected tumours after REOLYSIN has been administered prior to their planned operation.  In addition to possible benefit to patients, the data will tell us more about how REOLYSIN kills cancers cells, helping to guide future research and development.

In addition, the U.S. National Cancer Institute continues to enroll patients in two clinical trials using REOLYSIN; a Phase II melanoma trial, and a Phase I/II ovarian, peritoneal and fallopian tube cancer trial.

We are very pleased with the increased investigator interest in REOLYSIN as a cancer therapeutic, and look forward to our future collaborations.

Start of Enrolment in Phase II NSCLC Trial

During the quarter, we also started patient enrolment in a U.S. Phase II clinical trial using intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (NSCLC) with K-RAS or EGFR-activated tumours.  Eligible patients include those who have not received chemotherapy treatment for their metastatic or recurrent disease.

The trial (REO 016) is a single arm, two-stage, open-label, Phase 2 study of REOLYSIN given intravenously with paclitaxel and carboplatin every 3 weeks. Patients will receive four to six cycles of paclitaxel and carboplatin in conjunction with REOLYSIN, at which time REOLYSIN may be continued as a monotherapy. It is anticipated that up to 36 patients will be treated in this trial. Previous preclinical data indicates that reovirus tends to localize in the lungs, and we have seen clinical responses in metastatic lung lesions with REOLYSIN as a monotherapy as well as in combination with paclitaxel and carboplatin. A significant clinical opportunity for REOLYSIN exists in the treatment of patients with metastatic cancers, including NSCLC, who have a mutated K-RAS gene and are unlikely to respond to treatment with EGF receptor inhibitors.

Positive REOLYSIN and Radiation Results

Subsequent to the quarter end, positive clinical results were announced from our U.K. Phase II trial examining local administration of REOLYSIN in combination with low-dose radiation.

A total of 16 heavily pretreated patients with advanced cancer (melanoma (5), colorectal (4), gastric (1), pancreas (1), ovarian (1), lung (1), cholangiocarcinoma (1) sinus (1), and thyroid (1)) were enrolled in the trial.  Most patients had received prior chemotherapy (13 patients) or radiation (5 patients). Of 14 patients evaluable for response, 13 patients had stable disease (SD) or better in the treated target lesions.  Of these, partial responses (PR) were observed in four patients (lung, melanoma (2) and gastric) and minor responses were observed in two patients (thyroid, ovarian), for a total clinical benefit rate of 93% in the treated lesions.  The combination was well tolerated, with only mild (Grade 1 or 2) toxicities noted.

This is a high disease control rate in patients who have undergone prior therapies.  This combination resulted in marked responses or stabilization in the treated target lesions for most of the patients. These results are expected to allow us to pursue REOLYSIN in combination with radical radiotherapy in future clinical trials.

Financial Position Strengthened

In April, Oncolytics completed its acquisition of an inactive private company.  The private company had accumulated tax losses from its previous development business, and had approximately $2.1 million in net cash at the closing of the transaction.  In early May, we announced a proposed equity financing that will consist of up to 3.45 million units at $2.00 per unit, for gross proceeds of up to $6.9 million.  The financing is expected to close the week of May 11, 2009.

Growing IP Portfolio

Oncolytics’ intellectual property portfolio continues to grow. We now have more than 200 issued patients worldwide, including 31 U.S. patents, and 10 Canadian patents.

Outlook

In the near future, we expect to finalize plans for our Phase III clinical trial using REOLYSIN in combination with paclitaxel and carboplatin for patients with platinum-failed head and neck cancers. We also anticipate announcing additional results from our nine active clinical trials, and the trials sponsored by our collaborators.

I look forward to updating all of you on our progress as we move into the pivotal stage of development for REOLYSIN.

Brad Thompson, PhD
President and CEO
May 5, 2009

May 5, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of Oncolytics Biotech® Inc. as at and for the three months ended March 31, 2009 and 2008, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2008.  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation.  Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2009 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN® and future expense levels being within our current expectations.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate.  Investors are cautioned against placing undue reliance on forward-looking statements.  We do not undertake to update these forward-looking statements except as required by applicable law.

OVERVIEW

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic.  We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts.  We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative.  It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful.  There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations.  Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance.  There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.

REOLYSIN® Development Update for the First Quarter of 2009

We continue to develop our lead product REOLYSIN® as a potential cancer therapy.  Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for pharmaceutical products.  In order to achieve this goal, we actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and supply, and our intellectual property.

Clinical Trial Program

We began 2009 with 12 clinical trials of which two are being sponsored by the U.S. National Cancer Institute (“NCI”).  During the first quarter of 2009, our clinical program expanded to include a U.K. transitional clinical trial for patients with metastatic colorectal cancer sponsored by the University of Leeds and a broad U.S. clinical collaboration involving up to five phase 2 studies sponsored by the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CRTC”).

We completed patient enrollment and announced interim clinical trial results for our U.K. co-therapy trial with gemcitabine.  As well, our previously reported clinical results from two other U.K. co-therapy trials were updated.  We exited the first quarter of 2009 with 13 clinical trials approved to commence with the possibility of our clinical trial program expanding to 18 clinical trials of which 10 are being sponsored by us and the remainder are being sponsored by the NCI, the University of Leeds or the CRTC.

We continued to pursue a pivotal Phase III program in the first quarter of 2009.  We had our End of Phase II meeting with the U.S. Food and Drug Administration (“FDA”) and we are now proceeding with plans for a Phase III study of REOLYSIN® for the treatment of patients with head and neck cancer.

Clinical Trials – Results

U.K. Phase I/II Combination REOLYSIN® and Gemcitabine Clinical Trial

In the first quarter of 2009, we completed patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced cancers including breast, and head and neck.  A total of 15 patients were enrolled in the trial of which ten patients were evaluable for response.  Two of these ten patients (breast and nasopharyngeal) experienced a partial response (“PR”) and five of these ten patients experienced stable disease (“SD”) for 4-8 cycles.  The total disease control rate (Complete response (“CR”) + PR + SD) was 70% for these evaluable patients.

This trial was an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with gemcitabine every three weeks. Gemcitabine (1000 mg/m2) was administered to patients in combination with escalating dosages of REOLYSIN® intravenously.  Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours including pancreatic, lung and ovarian cancers that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists.

The primary objective of the trial was to determine the Maximum Tolerated Dose (“MTD”), Dose-Limiting Toxicity (“DLT”), recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with gemcitabine. Secondary objectives included the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

Clinical Trial – Updated Results

U.K. Phase I/II Combination REOLYSIN® and Paclitaxel/Carboplatin Clinical Trial

During the first quarter of 2009, updated interim clinical results from our Phase I/II U.K. co-therapy trial with paclitaxel/carboplatin was presented by Dr. Kevin Harrington of The Institute of Cancer Research at the Fifth International Meeting on Replicating Oncolytic Virus Therapeutics in Banff, Alberta.

At the time of the presentation, fifteen head and neck cancer patients had been treated in the Phase I/II trial.  All but one patient had prior platinum treatment. Of 12 patients evaluable for clinical response, five had experienced Partial Response and four had experienced Stable Disease ranging from two to six months. For patients who had been followed for at least six months since their initial treatment, the median progression-free survival (“PFS”) was six months, while the overall survival was seven months. The literature suggests that platinum refractory patients typically have a PFS of approximately two months and a median survival ranging from 4.5 to 6.5 months. The overall survival figure for this trial will evolve as many of the patients are still alive.

U.K. Phase I/II Combination REOLYSIN® and Docetaxel Clinical Trial

During the first quarter of 2009, updated clinical results from our U.K. co-therapy trial with docetaxel were presented by Professor Hardev Pandha of the Royal Surrey County Hospital at the Fifth International Meeting on Replicating Oncolytic Virus Therapeutics held in Banff, Alberta.  Twenty-four patients were treated in the trial, with 17 evaluable for response.  Fifteen of the 17 evaluable patients experienced SD or better, including five patients who experienced minor and PR, giving a clinical benefit rate (SD + PR + CR) of 88%.

Clinical Trials – Commencement of Patient Enrollment

U.S. Phase II Combination REOLYSIN® Paclitaxel and Carboplatin Clinical Trial for Non-Small Cell Lung Cancer

During the first quarter of 2009, we started patient enrolment in our Phase II clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (NSCLC) with K-RAS or EGFR-activated tumours. The Principal Investigator is Dr. Miguel Villalona-Calero, Professor, Division of Hematology/Oncology and Department of Internal Medicine and Pharmacology at The Ohio State University Comprehensive Cancer Center.

This trial is a single arm, single-stage, open-label, Phase II study of REOLYSIN® given intravenously with paclitaxel and carboplatin every 3 weeks.  Patients will receive four to six cycles of paclitaxel and carboplatin in conjunction with REOLYSIN®, at which time REOLYSIN® may be continued as a monotherapy. It is anticipated that up to 36 patients will be treated in this trial.

Eligible patients include those with metastatic or recurrent NSCLC with K-RAS or EGFR-activated tumours, who have not received chemotherapy treatment for their metastatic or recurrent disease.  Patients must have demonstrated mutations in K-RAS or EGFR, or EGFR gene amplification in their tumours (metastatic or primary) in order to qualify for the trial.

U.K. Translational Clinical Trial for Metastatic Colorectal Cancer

During the first quarter of 2009, patient enrolment began in a U.K. translational clinical trial investigating intravenous administration of REOLYSIN® in patients with metastatic colorectal cancer prior to surgical resection of liver metastases sponsored by the University of Leeds. The principal investigator is Professor Alan Melcher of St. James’s University Hospital.

This is an open-label, non-randomized, single centre study of REOLYSIN® given intravenously to patients for five consecutive days in advance of their scheduled operations to remove colorectal cancer deposits metastatic to the liver.  Patients will comprise two groups receiving REOLYSIN®, either at an early (21 to 10 days) or late time point (less than 10 days) before surgical resection. After surgery, the tumour and surrounding liver tissue will be assessed for viral status and anti-tumour effects.

The primary objectives of the trial are to assess the presence, replication and anti-cancer effects of reovirus within liver metastases after intravenous administration of REOLYSIN® by examination of the resected tumour. Secondary objectives include assessing the anti-tumour activity and safety profile of REOLYSIN®, and monitoring the humoral and cellular immune response to REOLYSIN®.

Eligible patients include those with histologically proven colorectal cancer, planned for potentially curative surgical resection of liver metastases.  Up to 20 patients will receive one cycle of treatment in this trial, with approximately 10 in each of the early and late virus groups.

The University of Leeds is supporting the costs of the trial, while we will provide REOLYSIN®.

Clinical Trials – Clinical Collaboration

In the first quarter of 2009, we entered into a broad clinical collaboration involving up to five, open-label, Phase II studies exploring the use of REOLYSIN® in combination with chemotherapy for various cancer indications with the CTRC.  These indications are expected to include melanoma, pancreatic cancer, squamous cell lung, liver and K-RAS mutated colorectal cancers in combination with standard chemotherapeutics. This research program is in addition to Phase II trials in sarcoma and refractory head & neck cancers, sponsored by us that are currently underway at this site.

The CTRC will support the costs of the trials while we will provide REOLYSIN®.

Research Collaboration Program

In the first quarter of 2009, the results of two preclinical studies were presented at the Fifth International Meeting on Replicating Oncolytic Virus Therapeutics held in Banff, Alberta.

The first was a poster presentation by Professor Hardev Pandha of the University of Surrey County Hospital, U.K. entitled “Combination of Oncolytic Reovirus and Rapamycin in a B16.F10 Mouse Melanoma Model.”  In this study, the investigators examined the in vitro and in vivo oncolytic activity of reovirus against the mouse melanoma cell line B16.F10 in combination with the mTOR inhibitor rapamycin. The investigators concluded that in vitro synergy between rapamycin and reovirus is only seen when rapamycin is administered after reovirus, and that simultaneous administration of rapamycin and reovirus decreases apoptotic cell death and viral replication. However, unlike the in vitro observations, the combination of rapamycin and reovirus is synergistic in vivo. Further sequencing is being assessed to enhance this effect.

The second was an oral presentation by Professor Alan Melcher of St. James’s University Hospital in Leeds, U.K., entitled “Immune-Mediated Anti-Tumor Activity of Reovirus is Independent of Direct Viral Oncolysis and Replication.”

Manufacturing and Process Development

We currently have sufficient REOLYSIN® to supply our clinical trial program.  In the first quarter of 2009, we focused on maintaining our supplies as required by our various clinical trial sites.  Our process development activity continued to focus on lyophilization and process validation studies.

Intellectual Property

At the end of the first quarter of 2009, we had been issued over 200 patents including 31 U.S. and 10 Canadian patents as well as issuances in other jurisdictions.  We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

During the first quarter of 2009, we were issued one U.S. patent (#7,476,382) that includes claims to pharmaceutical compositions containing reovirus.  As well, we were issued one Canadian patent (#2,407,894) that includes claims that describe methods of using the reovirus ex vivo to purge contaminating cancer cells from autologous blood stem cell preparations.

Financing Activity

Subsequent to the end of the first quarter of 2009, on April 9, 2009, we completed the acquisition of an inactive private company (“PrivateCo).  The net cash available from PrivateCo, at the time of closing, was $2.13 million and we issued 1,875,121 common shares in our capital based on the previously determined exchange ratio of $1.69.  The exchange ratio was calculated based upon an agreed premium to PrivateCo's net cash per share using an ascribed price per common share of $1.69 (which is based on the 20 day volume weighted average trading price of our shares on the Toronto Stock Exchange up to and including March 2, 2009).

During the first quarter of 2009, we entered into an agreement to acquire PrivateCo pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement"). At the time we entered into the Arrangement, PrivateCo was not actively carrying on any business operations and other than its cash had accumulated tax losses from its previous development business.

Financial Impact

We estimated at the beginning of 2009 that our cash requirements to fund our base level of activity for 2009 would be approximately $11,000,000.  Our cash usage for the first quarter of 2009 was $4,002,349 from operating activities and $3,349 for the purchases of capital assets.  This is in line with our expectations as our base line activity for the first half of 2009 was expected to be higher than the second half.  We expect to complete enrollment in our own sponsored trials in the second quarter of 2009 except our non-small cell lung cancer co-therapy trial which is expected to enroll into 2010.  Our net loss for the first quarter of 2009 was $3,957,646.

Cash Resources

We exited the first quarter of 2009 with cash and short-term investments totaling $9,292,081 (see “Liquidity and Capital Resources”).

Expected REOLYSIN® Development for the Remainder of 2009

We have set out our planned development for REOLYSIN® in 2009 into separate levels of activity.  Our planned base level of activity in 2009 continues to include the completion of the remainder of those clinical trials which we sponsor except for our U.S. Phase II non-small cell lung cancer trial which is expected to enroll into 2010.  Our base level manufacturing program continues to focus on filling, labeling, packaging and shipping our product to the various clinical sites as required, performing process validation studies and completing the lyophilization studies that were in process at the end of 2008.

We continue to estimate that the cash requirements to fund our base level of activity for 2009 will be approximately $11,000,000.  (see “Liquidity and Capital Resources”).

In addition to our base level of activity, we continue to prepare to expand our clinical trial program to include studies that could be used to obtain regulatory approval allowing us to register and sell REOLYSIN® (our “Path to Registration”).  We expect to expand our clinical trial program by applying for approval to commence a Phase III randomized clinical trial in the U.S. with REOLYSIN® in combination with paclitaxel and carboplatin for treatment of head and neck cancer.  We are presently planning to pursue a special protocol assessment for this trial.    Expanding our clinical trial program to include our Path to Registration, will require us to produce additional REOLYSIN® as well as prepare for the registration of our manufacturing process.  The cost of our Path to Registration will ultimately be a function of the Phase III clinical trial we actually perform and on other factors.

Recent 2009 Progress

Public Offering

On May 1, 2009, we announced that we had entered into an engagement agreement with Bolder Investment Partners, Inc., acting as Underwriter (the “Underwriter”), in connection with a proposed equity financing.

The proposed offering will consist of up to 3,450,000 units at $2.00 per unit, for gross proceeds of up to $6.9 million. Each unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder thereof to purchase one common share at an exercise price of $2.40 per share for a three year period, subject to an acceleration of the expiry date in certain circumstances.

The Underwriter will also be issued up to 345,000 Broker Warrants representing 10% of the units sold.  Each Broker Warrant will be subject to the terms as outlined above.

The net proceeds from this offering will be used by Oncolytics for its clinical trial program, manufacturing activities in support of the clinical trial program and for the company's general corporate purposes.

RESULTS OF OPERATIONS

Net loss for the three month period ending March 31, 2009 was $3,957,646 compared to $3,394,373 for the three month period ending March 31, 2008.

Research and Development Expenses (“R&D”)

	$2009	$2008
Clinical trial expenses	1,413,994	1,042,791
Manufacturing and related process development expenses	311,015	503,094
Intellectual property expenses	344,231	267,586
Research collaborations	181,004	—
Other R&D expenses	562,411	579,926
Research and development expenses	2,812,655	2,393,397

Clinical Trial Program

	$2009	$2008
Direct clinical trial expenses	1,328,548	994,646
Other clinical trial expenses	85,446	48,145
Clinical trial expenses	1,413,994	1,042,791

During the first quarter of 2009, our direct clinical trial expenses increased to $1,328,548 compared to $994,646 for the first quarter of 2008.  In the first quarter of 2009, we incurred direct trial expenses in 10 clinical trials compared to eight clinical trials in the first quarter of 2008.

We still expect that our clinical trial expenses related to those clinical trials that were enrolling or approved to commence enrollment in 2008 will decrease in 2009 compared to 2008.  We also still expect to complete enrollment in these clinical trials in 2009 except for our Phase II non-small cell lung cancer trial which will enroll into 2010.  We continue to plan our Path to Registration, consequently any expansion of our clinical program may result in an increase in clinical trial expenses in 2009 compared to 2008.

Manufacturing & Related Process Development (“M&P”)

	$2009	$2008
Product manufacturing expenses	178,992	467,328
Process development expenses	132,023	35,766
Manufacturing and related process development expenses	311,015	503,094

In the first quarter of 2009, our production activity decreased compared to the first quarter of 2008.  During the first quarter of 2009, we incurred lot release testing along with vial, labeling and packaging costs as we shipped our product to the various clinical trial sites for use in our clinical trial program.  In the first quarter of 2008, we commenced production of REOLYSIN® at the 40-litre scale.

Our process development expenses for the first quarter of 2009 were $132,023 compared to $35,766 for the first quarter of 2008.  In the first quarter of 2009, our process development continued to focus on our lyophilization and process validation studies.  In the first quarter of 2008, our process development focus was on the scale-up to 100-litre production runs.

We still expect our M&P expenses for 2009 to be less than 2008.  We continue to have sufficient product to supply our clinical trial program.  However, if our clinical program expands to include a pivotal trial or if further validation studies are required for our manufacturing process, our M&P expenses may increase compared to 2008.

Intellectual Property Expenses

	$2009	$2008
Intellectual property expenses	344,231	267,586

Our intellectual property expenses for the first quarter of 2009 were $344,231 compared to $267,586 for the first quarter of 2008.  The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base.  At the end of the first quarter of 2009, we had been issued over 190 patents including 31 U.S. and 10 Canadian patents, as well as issuances in other jurisdictions.  We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Research Collaborations

	$2009	$2008
Research collaborations	181,004	—

Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.  During the first quarter of 2009, we continued to selectively enter into additional collaborations and also incurred costs associated with collaboration studies that were ongoing at the end of 2008.  During the first quarter of 2008, we were renewing specific collaborations, but no costs were incurred.

We still expect that our pre-clinical trial expenses and research collaborations in 2009 will remain consistent with 2008.

Other Research and Development Expenses

	$2009	$2008
R&D consulting fees	33,916	27,408
R&D salaries and benefits	472,645	478,118
Other R&D expenses	55,850	74,400
Other research and development expenses	562,411	579,926

During the first quarter of 2009, the activity associated with our other research and development expenses remained consistent compared to the first quarter of 2008.

We still expect that our Other R&D expenses will remain consistent with 2008.

Operating Expenses

	$2009	$2008
Public company related expenses	644,327	726,609
Office expenses	342,437	324,285
Operating expenses	986,764	1,050,894

During the first quarter of 2009, our public company related expenses were $644,327 compared to $726,609 for the first quarter of 2008.  During the first quarter of 2009, we were able to cut our public company related expenses by reducing the costs associated with our transfer agent, listing fees, and minimized related travel costs.  As well, we did not incur the professional fees associated with the expansion of our corporate structure that were incurred in the first quarter of 2008.

During the first quarter of 2008, our office expenses were $342,437 compared to $324,285 for the first quarter of 2008.  Our office expense activity has remained consistent in the first quarter of 2009 compared to the first quarter of 2008.

Commitments

As at March 31, 2009, we are committed to payments totaling $401,000 during the remainder of 2009 for activities related to clinical trial activity, manufacturing and collaborations.  All of these committed payments are considered to be part of our normal course of business.

SUMMARY OF QUARTERLY RESULTS

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2009	2008				2007
	March	Dec.	Sept.	June	March	Dec.	Sept.	June
Revenue	—	—	—	—	—	—	—	—
Interest income	17	66	98	174	180	265	319	359
Net loss (3)	3,958	4,760	4,141	5,255	3,394	4,117	3,786	3,837
Basic and diluted loss per common share(3)	$0.09	$0.11	$0.09	$0.09	$0.11	$0.10	$0.09	$0.09
Total assets(1), (4)	9,802	13,987	13,542	19,011	22,854	26,298	29,444	33,269
Total cash(2), (4)	9,292	13,277	9,813	9,751	14,636	25,214	28,191	31,533
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting.
(2)	Included in total cash are cash and cash equivalents plus short-term investments.
(3)
Included in net loss and loss per common share between March 2009 and April 2007 are quarterly stock based compensation expenses of $11,637, $9,084, $17,339, $18,023, $19,593 $396,278, $38,909, and $82,573, respectively.

(4)	We issued 2,650,000 units for net cash proceeds of $3,421,309 during 2008 (2007 – 4,600,000 units for net cash proceeds of $12,063,394).
(5)	We have not declared or paid any dividends since incorporation.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

	March 31, 2009 $	December 31, 2008 $

Cash and cash equivalents	7,366,481	7,429,895
Short-term investments	1,925,600	5,846,634
Working capital	5,187,979	9,008,408

The decrease in our cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $4,002,349 for the period ending March 31, 2009, but does not include the acquisition of PrivateCo. which closed on April 9, 2009.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection.  To date, we have funded our operations through the issue of additional capital via public and private offerings.  Given the ongoing global financial market environment, our ability to continue to raise additional capital through public and private offerings may be impacted.  As a result, we have set out our research and development plans for 2009 into various levels to ensure optimal use of our existing resources.  We have estimated the cash requirements for our base level of research and development activity will be approximately $11,000,000 in 2009 and we believe we have sufficient cash resources to fund this type of activity into the first quarter of 2010.  Factors that will affect our anticipated cash usage and for which additional funding would be required include, but are not limited to, any expansion in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI’s R&D activity, the number and timing of manufacturing runs required to supply our clinical trial program and the cost of each run, and the level of pre-clinical activity undertaken.  If we are able to expand our clinical trial program to include a path to registration we will also require additional funding.

We will look at obtaining the required funding in advance of commencing an expanded clinical and manufacturing program.  We were able to raise funds through the acquisition of a private company announced in the first quarter of 2009.  As well, we were able to raise funds in December 2008 through a public offering of units.  We have no assurances that we will be able to raise funds through the sale of our common shares; consequently, we will evaluate all types of financing arrangements.

We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available.  As a result, we filed a base shelf prospectus on June 16, 2008 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units.  Establishing our base shelf provides us with additional flexibility when seeking additional capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.

On December 5, 2008, we closed a public offering of units that registered $3,975,000 under this base shelf prospectus.  As well, as noted above under “Recent 2009 Progress”, we will also register up to $6,900,000 relating to the public offering announced on May 1, 2009 under our Base Shelf.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years.  We have $1,925,600 invested under this policy and we are currently earning interest at an effective rate of 0.50% (2008 – 2.74%)

OTHER MD&A REQUIREMENTS

We have 45,730,869 common shares outstanding at May 5, 2009.  If all of our warrants (5,535,000) and options (3,860,993) were exercised we would have 55,126,862 common shares outstanding.

Assuming that the public offering announced May 1, 2009 closes fully subscribed, our common shares outstanding will be 49,180,869 and our outstanding warrants will be 9,330,000.

Additional information relating to Oncolytics Biotech Inc. is available on SEDAR at www.sedar.com.

Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended March 31, 2009 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.

Oncolytics Biotech Inc.

INTERIM CONSOLIDATED BALANCE SHEETS
(unaudited)

As at,

	March 31, 2009 $	December 31, 2008 $
ASSETS
Current
Cash and cash equivalents	7,366,481	7,429,895
Short-term investments [note 7]	1,925,600	5,846,634
Accounts receivable	68,411	86,322
Prepaid expenses	101,025	179,668
	9,461,517	13,542,519

Property and equipment	249,971	263,926
Intellectual property	90,375	180,750
	9,801,863	13,987,195
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	4,273,538	4,534,111

Shareholders' equity
Share capital [note 9]
Authorized: unlimited number of common shares
Issued: 43,855,748 (December 31, 2008 – 43,830,748)	95,256,174	95,234,924
Warrants [note 9]	3,425,110	3,425,110
Contributed surplus [note 3]	13,361,438	13,349,801
Deficit [note 4]	(106,514,397)	(102,556,751)
	5,528,325	9,453,084
	9,801,863	13,987,195

See accompanying notes

Oncolytics Biotech Inc.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND
COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending March 31, 2009 $	Three Month Period Ending March 31, 2008 $	Cumulative from inception on April 2, 1998 to March 31, 2009 $
Revenue
Rights revenue	—	—	310,000
Expenses
Research and development	2,812,655	2,393,397	77,344,432
Operating	986,764	1,050,894	25,823,789
Stock-based compensation	11,637	19,593	4,780,481
Foreign exchange loss	56,035	9,262	645,462
Amortization – intellectual property	90,375	90,375	3,524,625
Amortization – property and equipment	17,304	11,186	514,455
	3,974,770	3,574,707	112,633,244
Loss before the following	3,974,770	3,574,707	112,323,244

Interest income	(17,124)	(180,334)	(6,551,129)
Gain on sale of BCY LifeSciences Inc.	—	—	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	2,156,685
Loss before income taxes	3,957,646	3,394,373	107,629,397
Future income tax recovery	—	—	(1,115,000)
Net loss and comprehensive loss for the period	3,957,646	3,394,373	106,514,397
Basic and diluted loss per share	(0.09)	(0.08)
Weighted average number of shares (basic and diluted)	43,849,637	41,180,748

See accompanying notes

Oncolytics Biotech Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending March 31, 2009 $	Three Month Period Ending March 31, 2008 $	Cumulative from inception on April 2, 1998 to March 31, 2009 $
OPERATING ACTIVITIES
Net loss for the period	(3,957,646)	(3,394,373)	(106,514,397)
Add / (deduct) non-cash items
Amortization – intellectual property	90,375	90,375	3,524,625
Amortization – property and equipment	17,304	11,186	514,455
Stock-based compensation	11,637	19,593	4,780,481
Other non-cash items [note 5]	—	—	1,383,537
Net change in non-cash working capital [note 5]	(164,019)	24,681	4,104,102
Cash used in operating activities	(4,002,349)	(3,248,538)	(92,207,197)
INVESTING ACTIVITIES
Purchase of property and equipment	(3,349)	(2,665)	(817,093)
Purchase of short-term investments	(8,966)	(137,187)	(49,425,830)
Redemption of short-term investments	3,930,000	4,000,000	47,081,746
Investment in BCY LifeSciences Inc.	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	2,532,343
Cash provided by (used in) investing activities	3,917,685	3,860,148	(164,232)
FINANCING ACTIVITIES
Proceeds from exercise of warrants and stock options [note 9]	21,250	—	15,322,318
Proceeds from private placements	—	—	38,137,385
Proceeds from public offerings	—	—	46,278,207
Cash provided by financing activities	21,250	—	99,737,910
Net increase (decrease) in cash and cash equivalents during the period	(63,414)	611,610	7,366,481
Cash and cash equivalents, beginning of the period	7,429,895	6,715,096	—
Cash and cash equivalents, end of the period	7,366,481	7,326,706	7,366,481

See accompanying notes

Oncolytics Biotech Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2009

1.	INCORPORATION AND NATURE OF OPERATIONS

Oncolytics Biotech Inc. (the “Company” or “we”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd.  On April 8, 1998, the Company changed its name to Oncolytics Biotech Inc.

The Company is a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics.  The product being developed by the Company may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2.  ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited financial statements.  The information as at and for the year ended December 31, 2008 has been derived from our annual audited financial statements.

The accounting policies used in the preparation of these interim consolidated financial statements conform to those used in the Company's most recent annual financial statements.

Future Accounting Changes

International Financial Reporting Standards

In 2006, the Canadian Institute of Chartered Accountants (the “CICA”) announced that accounting standards in Canada will converge with International Financial Reporting Standards (“IFRS”).  IFRS uses a conceptual framework similar to Canadian GAAP, but there could be significant differences on recognition, measurement and disclosures that will need to be addressed.

In April 2008, the Accounting Standards Board in Canada published the exposure draft “Adopting IFRSs in Canada”. The exposure draft proposes to incorporate IFRS into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The exposure draft makes possible the early adoption of IFRS by Canadian entities.

In June 2008, the Canadian Securities Administrators (“CSA”) published a staff notice that stated it is prepared to recommend exemptive relief on a case by case basis to permit a domestic Canadian issuer to prepare its financial statements in accordance with IFRS for a financial period beginning before January 1, 2011. The U.S. Securities and Exchange Commission (“SEC”) issued a final rule in January 2008 that would allow some foreign private issuers to use IFRS, without reconciliation to U.S. GAAP, effective for certain 2007 financial statements.

We have commenced the process to transition from current Canadian GAAP to IFRS.  Our transition plan, which in certain cases will be in process concurrently as IFRS is applied, includes the following three phases:

•
Scoping and diagnostic phase — This phase involves performing a high-level diagnostic assessment to identify key areas that may be impacted by the transition to IFRS. As a result of the diagnostic assessment, the potentially affected areas are ranked as high, medium or low priority.

•
Impact analysis, evaluation and design phase — In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority.  This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS.

•
Implementation and review phase — This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training.  At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

To date, we have finalized the scoping and diagnostic phase of our transition plan through a diagnostic assessment of the potential impact IFRS will have on our accounting policies.  Our diagnostic review identified differences and issues that may impact the Company which center primarily upon:

•	IFRS 1 – relates to the first time adoption and includes optional exemptions that must be considered
•	Financial statement presentation and certain disclosures
•	Income taxes
•	Impairment of long-lived assets including goodwill and intangibles
•	Stock based compensation

These differences exist based on Canadian GAAP and IFRS today.  The regulatory bodies that establish Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences that impact our consolidated financial statements in future years.

In 2009, we plan to examine the areas identified by our diagnostic review and commence the impact analysis, evaluation and design phase of our transition plan.

3.      CONTRIBUTED SURPLUS

Amount $
Balance, December 31, 2007	10,376,962
Stock-based compensation	64,039
Expired warrants	2,908,800
Balance, December 31, 2008	13,349,801
Stock-based compensation	11,637
Balance, March 31, 2009	13,361,438

Oncolytics Biotech Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2009

4.      DEFICIT

As at,	March 31, 2009 $	March 31, 2008 $
Deficit, beginning of the period	102,556,751	85,006,547
Net loss for the three month period	3,957,646	3,394,373
Deficit, end of the period	106,514,397	88,400,920

5.	ADDITIONAL CASH FLOW DISCLOSURE

Net Change in Non-Cash Working Capital

	Three Month Period Ended March 31, 2009 $	Three Month Period Ended March 31, 2008 $	Cumulative from inception on April 2, 1998 to March 31, 2009 $
Changes in:
Accounts receivable	17,911	(5,014)	(68,411)
Prepaid expenses	78,643	98,822	(101,025)
Accounts payable and accrued liabilities	(260,573)	(69,127)	4,273,538
Net change in non-cash working capital	(164,019)	24,681	4,104,102

Oncolytics Biotech Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2009

Other Non-Cash Items	Three Month Period Ended March 31, 2009 $	Three Month Period Ended March 31, 2008 $	Cumulative from inception on April 2, 1998 to March 31, 2009 $
Foreign exchange loss	—	—	425,186
Donation of medical equipment	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares	—	—	150,000
Future income tax recovery	—	—	(1,115,000)
	—	—	1,383,537

6.	CAPITAL DISCLOSURES

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.  We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multiyear plan annually for review and approval by our Board of Directors (the “Board”).  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multiyear plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared monthly and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On June 16, 2008, we filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, debt securities and/or units (the “Securities”).  Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Establishing the Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multiyear plan.  This Base Shelf expires on July 16, 2010 and, to date, we have registered $3,975,000 under this shelf.  We will also register up to $6,900,000 under our Base Shelf relating to our public offering announced on May 1, 2009 (see Note 10 “Subsequent Events”).

Oncolytics Biotech Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2009

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital.

7.      SHORT-TERM INVESTMENTS

Short-term investments, consisting of Bank of Canada treasury bills, are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.  The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested.  We also intend to match the maturities of these short-term investments with the cash requirements of our operations.  We do not hold any asset backed commercial paper.

	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
March 31, 2009
Short-term investments	1,923,918	1,682	1,925,600	1,925,160	0.53

December 31, 2008
Short-term investments	5,828,500	18,134	5,846,634	5,847,527	1.81

Fair value is determined by using published market prices provided by our investment advisor.

8.  FINANCIAL INSTRUMENTS

Financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable.  As at March 31, 2009, there are no significant differences between the carrying values of these amounts and their estimated market values, due to the short term nature of these financial instruments.

Credit risk

Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on its cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short term maturities and by monitoring the credit risk and credit standing of counterparties.

Oncolytics Biotech Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2009

Interest rate risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of our excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K.  We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at March 31, 2009 are as follows:

	U.S. dollars $	British pounds £
Cash and cash equivalents	163,734	322,939
Accounts payable	(886,891)	(63,479)
	(723,157)	259,460

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in note 6 to the interim consolidated financial statements.

Accounts payable are all due within the current operating period.

Oncolytics Biotech Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2009

9.           SHARE CAPITAL

Authorized:

Unlimited number of no par value common shares
Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2007	41,180,748	92,759,665	4,220,000	5,346,260
Issued for cash pursuant to December 5, 2008 public offering(a)	2,650,000	3,127,000	2,915,000	946,050
Expired warrants			(1,920,000)	(2,908,800)
Warrants(b)			320,000	41,600
Share issue costs		(651,741)		
Balance, December 31, 2008	43,830,748	95,234,924	5,535,000	3,425,110
Exercise of stock options	25,000	21,250		
Balance, March 31, 2009	43,855,748	95,256,174	5,535,000	3,425,110

(a)
Pursuant to a public offering, 2,650,000 units were issued at an issue price of $1.50 per unit for gross proceeds of $3,975,000.  Each unit included one common share (ascribed value of $1.18) and one- common share purchase warrant (ascribed value of $0.32).  The ascribed value was determined using the relative fair value method.  Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $1.80 per share until December 5, 2011 subject to acceleration of the expiry date under certain circumstances.  Share issue costs for this offering were $651,741.  In addition, we issued 265,000 broker common share purchase warrants with an exercise price of $1.80 expiring on December 5, 2011 subject to acceleration of the expiry date under certain circumstances.  The ascribed value of these broker warrants was $98,050 ($0.37 per broker warrant) and has been included in the share issue costs.  The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

(b)
On December 18, 2008, we amended the terms of 320,000 previously issued broker warrants for cash consideration of $41,600.  The amendments included adjusting the exercise price from $5.65 to $1.80 and extending the expiry date from December 29, 2008 to December 29, 2009, subject to acceleration of the expiry date in certain circumstances.

10.           SUBSEQUENT EVENTS

Completion of the Acquisition of Private Company

On April 9, 2009, we completed our acquisition of an inactive private company, ("PrivateCo") pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement").  We issued 1,875,121 common shares in exchange for all of the issued and outstanding securities of PrivateCo.  The exchange ratio was at an agreed premium to PrivateCo’s net cash per security at closing and was calculated using an ascribed value per common share of $1.69 (being the 20 day volume weighted average trading price of our common shares on the Toronto Stock Exchange up to and including March 2, 2009).

Oncolytics Biotech Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
March 31, 2009

PrivateCo had accumulated tax losses from its previous development business, and had approximately $2.13 million in net cash at the closing of the transaction.  We will account for this acquisition as a financing transaction whereby we issued our common shares for cash proceeds of $2.13 million from PrivateCo before deducting our transaction costs.

Public Offering

On May 1, 2009, we announced that we had entered into an engagement agreement with Bolder Investment Partners, Inc., acting as Underwriter (the “Underwriter”), in connection with a proposed equity financing.

The proposed offering will consist of up to 3,450,000 units at $2.00 per unit, for gross proceeds of up to $6.9 million. Each unit will consist of one common share and one common share purchase warrant. Each common share purchase warrant will entitle the holder thereof to purchase one common share at an exercise price of $2.40 per share for a three year period, subject to an acceleration of the expiry date in certain circumstances.

The Underwriter will also be issued up to 345,000 Broker Warrants representing 10% of the units sold.  Each Broker Warrant will be subject to the terms as outlined above.

The net proceeds from this offering will be used by Oncolytics for its clinical trial program, manufacturing activities in support of the clinical trial program and for the company's general corporate purposes.

Shareholder Information

For public company filings please go to www.sedar.com or contact us at:

Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW
tel: 403.670.7377 fax: 403.283.0858
Calgary, Alberta, Canada T2N 1X7
www.oncolyticsbiotech.com

Officers

Brad Thompson, PhD
Chairman, President and CEO
Doug Ball, CA
Chief Financial Officer
Matt Coffey, PhD
Chief Operating Officer
Karl Mettinger, MD, PhD
Chief Medical Officer
George Gill, MD
Senior Vice President, Clinical and Regulatory Affairs
Mary Ann Dillahunty, JD, MBA
Vice President, Intellectual Property

Directors

Brad Thompson, PhD
Chairman, President and CEO, Oncolytics Biotech Inc.
Doug Ball, CA
CFO, Oncolytics Biotech Inc.
Ger van Amersfoort
Biotech Consultant
William A. Cochrane, OC, MD
Biotech Consultant
Jim Dinning
Chairman, Western Financial Group
Ed Levy, PhD
Adjunct Professor, University of British Columbia
J. Mark Lievonen, CA
President, Sanofi Pasteur Limited
Bob Schultz, FCA
Corporate Director
Fred A. Stewart, QC
President, Fred Stewart and Associates Inc.